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Exhibit 99.2

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

[                 ], 2005

Dear Fellow Shareholder of Liberty Media Corporation:

        We are pleased to inform you that we have completed the spin off of our wholly owned subsidiary, Discovery Holding Company (DHC). DHC's assets and businesses consist of 100% of Ascent Media Group, LLC and a 50% ownership interest in Discovery Communications, Inc. We encourage you to read the enclosed information statement to learn important information about DHC.

        We and DHC have separate and distinct growth prospects. We believe that the spin off will enhance our and DHC's ability to pursue unique and focused business strategies. The spin off also will enable you, as an investor, to invest more directly in DHC's businesses.

        We are pleased that DHC will be managed by an experienced team of leaders, including our Chairman of the Board, John C. Malone. We believe that DHC has a bright future as an independent, publicly traded company, and we look forward to your continued support as a shareholder of both our company and DHC.

                      Sincerely,

                      Robert R. Bennett
                      President and Chief Executive Officer

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  Exhibit 99.2